Exhibit 99.3
Franklin Savings
Employee Stock Ownership Plan
4750 Ashwood Drive · P.O. Box 415739
Cincinnati, Ohio 45241-5739 · (513) 469-8000 · Fax (513) 469-5360
May 18, 2010
Lenox Wealth Management, Inc.
8044 Montgomery Road, Suite 480
Cincinnati, OH 45236
Lenox Wealth Management:
I have told you twice before but I will tell you a third and final time. I have no authority to evaluate, to accept, or to reject Lenox’s offer to purchase the ESOP shares. Making false and misleading statements as you are in your letters to me such as the latest one on Friday, May 14, will not change that fact. In ignoring First Bankers Trust’s role, you are only causing delay in getting a response to your offer. You should be contacting Linda Schultz at First Bankers Trust. They do have the authority to accept a bona fide offer.

Sincerely yours,
/s/ Thomas H. Siemers
Thomas H. Siemers, Trustee of the
Franklin Savings and Loan Employee Stock Ownership Plan